Prospectus Supplement

John Hancock Financial Opportunities Fund (the fund)

Supplement dated March 10, 2022 to the current Prospectus, as supplemented (the Prospectus)

The Financial Highlights contained in the Prospectus are restated as follows:

Common Shares

Period ended	12-31-21	12-31-20	12-31-19	12-31-18	12-31-17	12-31-16
Per share operating performance
Net asset value, beginning of period	$28.48	$36.38	$29.06	$36.94	$34.98	$26.17
Net investment income[1]	0.54	0.60	0.50	0.39	0.37	0.50
Net realized and unrealized gain (loss) on investments	12.96	(6.30)	9.02	(6.61)	3.07	9.79
Total from investment operations	13.50	(5.70)	9.52	(6.22)	3.44	10.29
Less distributions
From net investment income	(0.62)	(0.65)	(0.48)	(0.40)	(0.42)	(0.40)
From net realized gain	(1.58)	(1.55)	(1.72)	(1.26)	(1.06)	(1.08)
Total distributions	(2.20)	(2.20)	(2.20)	(1.66)	(1.48)	(1.48)
Anti-dilutive impact of repurchase plan	0.04	—	—	—	—	—[2,3]
Net asset value, end of period	$39.82	$28.48	$36.38	$29.06	$36.94	$34.98
Per share market value, end of period	$46.59	$30.35	$36.30	$27.93	$39.33	$36.27
Total return at net asset value (%)[4,5]	47.83	(13.38)	33.71	(17.42)	10.08	41.10
Total return at market value (%)[4]	62.31	(7.49)	38.81	(25.46)	13.03	36.60
Ratios and supplemental data
Net assets, end of period (in millions)	$757	$535	$680	$543	$689	$651
Ratios (as a percentage of average net assets):
Expenses before reductions	1.78	2.21	2.27	2.04	1.93	2.02
Expenses including reductions[6]	1.60	2.01	2.08	1.86	1.75	1.82
Net investment income	1.45	2.50	1.52	1.04	1.07	1.88
Portfolio turnover (%)	14	10	13	11	5	11
Senior securities
Total debt outstanding end of period (in millions)	$125	$125	$125	$120	$110	$110
Asset coverage per $1,000 of debt[7]	$7,058	$5,278	$6,440	$5,522	$7,265	$6,922

[1]	Based on average daily shares outstanding.
[2]	Less than $0.005 per share.
[3]	The repurchase plan was completed at an average repurchase price of $20.79 for 10,000 shares for the period ended 12-31-16.
[4]	Total return based on net asset value reflects changes in the fund’s net asset value during each period. Total return based on market value reflects changes in market value. Each figure assumes that distributions from income, capital gains and tax return of capital, if any, were reinvested.
[5]	Total returns would have been lower had certain expenses not been reduced during the applicable periods.
[6]	Expenses including reductions excluding interest expense were 1.47%, 1.69%, 1.50%, 1.44%, 1.45% and 1.58% for the periods ended 12-31-21, 12-31-20, 12-31-19, 12-31-18, 12-31-17 and 12-31-16, respectively.
[7]	Asset coverage equals the total net assets plus borrowings divided by the borrowings of the fund outstanding at period end (Note 8). As debt outstanding changes, the level of invested assets may change accordingly. Asset coverage ratio provides a measure of leverage.

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Period ended	12-31-15[1]		10-31-15		10-31-14	10-31-13	10-31-12
Per share operating performance
Net asset value, beginning of period	$ 26.00		$25.19		$23.01	$18.91	$15.67
Net investment income[2]	0.10		0.52	[3]	0.35	0.29	0.17
Net realized and unrealized gain (loss) on investments	0.44		1.55		3.01	4.99	3.97
Total from investment operations	0.54		2.07		3.36	5.28	4.14
Less distributions to common shareholders
From net investment income	(0.10)		(0.47)		(0.35)	(0.22)	(0.17)
From net realized gain	(0.27)		(0.79)		(0.83)	(0.96)	(0.75)
From tax return of capital	—		—		—	—	(0.02)
Total distributions	(0.37)		(1.26)		(1.18)	(1.18)	(0.94)
Anti-dilutive impact of repurchase plan	—		—		—	—	0.04	[4]
Net asset value, end of period	$ 26.17		$26.00		$25.19	$23.01	$18.91
Per share market value, end of period	$ 28.03		$26.77		$22.97	$22.20	$18.03
Total return at net asset value (%)[5,6]	2.05	[7]	8.60		15.16	29.03	27.70
Total return at market value (%)[6]	6.16	[7]	22.63		8.84	30.56	33.51
Ratios and supplemental data
Net assets applicable to common shares, end of period (in millions)	$ 486		$482		$467	$426	$350
Ratios (as a percentage of average net assets):
Expenses before reductions	2.02	[8]	1.99		1.99	1.88	1.53
Expenses including reductions[9]	1.83	[8]	1.80		1.81	1.71	1.38
Net investment income	2.15	[8]	2.03	[3]	1.43	1.37	0.94
Portfolio turnover (%)	2		18		15	20	19
Total debt outstanding end of period (in millions)	$ 110		$110		$110	$95	$—
Asset coverage per $1,000 of debt[10]	$ 5,419		$5,385		$5,244	$5,487	$—

1	For the two-month period ended 12-31-15. The fund changed its fiscal year end from October 31 to December 31.
2	Based on average daily shares outstanding.
3	Net investment income per share and the percentage of average net assets reflects special dividends received by the fund, which amounted to $0.04 and 0.15%, respectively.
4	The repurchase plan was completed at an average repurchase price of $15.15 for 461,253, and $6,987,727 for the year ended 10-31-12.
5	Total returns would have been lower had certain expenses not been reduced during the applicable periods.
6	Total return based on net asset value reflects changes in the fund’s net asset value during each period. Total return based on market value reflects changes in market value. Each figure assumes that distributions from income, capital gains and tax return of capital, if any, were reinvested. These figures will differ depending upon the level of any discount from or premium to net asset value at which the fund’s shares traded during the period.
7 8	Not annualized. Annualized.
9 10

Expenses including reductions excluding interest expense were 1.63% 1.60%,1.62% and 1.58% for the years ended 12-31-15, 10-31-15, 10-31-14 and 10-31-13, respectively.

Asset coverage equals the total net assets plus borrowings divided by the borrowings of the fund outstanding at period end. As debt outstanding changes, the level of invested assets may change accordingly. Asset coverage ratio provides a measure of leverage.

You should read this supplement in conjunction with the Prospectus and retain it for your future reference.